Exhibit 99.167

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
200-205 5 Avenue SW	Fax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

AUDITORS’ REPORT ON RECONCILIATION TO
UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

To the Board of Directors of Canetic Resources Inc.

On March 17, 2004, we reported on the consolidated balance sheets of Great Northern Exploration Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations and retained earnings and cash flows for the years then ended, as incorporated by reference in the Form 40-F of Canetic Resources Trust.  In connection with our audits conducted in accordance with Canadian generally accepted auditing standards of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles” included in the Form 40-F.  This supplemental note is the responsibility of the management of StarPoint Energy Trust.  Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

January 16, 2006

KPMG LLP, a Canadian owned limited liability partnership, is the Canadian member firm of KPMG International, a Swiss association

Note 15.     Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles:

Canadian Generally Accepted Accounting Principles (“GAAP”) varies in certain significant respects from U.S. GAAP. As required by the United States of America Securities and Exchange Commission, the effect of these principal differences on the Company’s consolidated financial statements is described and quantified below:

	2003	2002

Net earnings as reported in the Consolidated Statement of Operations – Canadian GAAP	$10,505,000	$1,794,000
Adjustments
Depletion, depreciation, amortization and accretion (Note (b))	(332,000)	—
Unrealized gain (loss) on financial derivatives (Note (c))	13,000	(500,000)
Income tax expense of above adjustments	127,000	206,000
Deferred income tax expense (Note (d))	(1,536,000)	(143,000)

Net earnings before cumulative effect of change in accounting principle – U.S. GAAP	8,777,000	1,357,000
Cumulative effect of change in asset retirement obligation accounting principle, net of income taxes of $101,000 (Note (b))	(148,000)	—
Net earnings and Other Comprehensive Income (Note (f)) – U.S. GAAP	8,629,000	1,357,000

Net earnings per share before cumulative effect of change in accounting principle
Basic	0.25	0.06
Diluted	0.24	0.06
Cumulative effect of change in accounting principle
Basic	0.00	0.00
Diluted	0.00	0.00
Net earnings per share
Basic	0.25	0.06
Diluted	0.24	0.06
Weighted average number of shares outstanding
Basic	34,865,000	23,024,000
Diluted	36,318,000	24,016,000

The application of U.S. GAAP would have the following effects on the balance sheet as reported:

	Canadian GAAP	U.S. GAAP

December 31, 2003
Current
Accounts receivable	12,456,000	12,456,000
Prepaid expenses	609,000	609,000
	13,065,000	13,065,000

Property and equipment (Note (b))	120,491,000	126,208,000
	133,556,000	139,273,000

Current
Accounts payable (Note (d))	19,754,000	21,241,000
Bank debt	38,555,000	38,555,000
	58,309,000	59,796,000

Financial derivative liabilities (Note (c))	—	487,000
Future site restoration/Asset retirement obligation	630,000	6,923,000
Future income taxes/Deferred income taxes (Notes (b), (c) and (d))	8,097,000	3,922,000
	67,036,000	71,128,000

Share capital (Note (d))	54,281,000	58,219,000
Contributed surplus	136,000	136,000
Retained earnings	12,103,000	9,790,000
	66,520,000	68,145,000

	133,556,000	139,273,000

December 31, 2002
Current
Accounts receivable	5,192,000	5,192,000
Prepaid expenses	382,000	382,000
	5,574,000	5,574,000

Property and equipment	34,789,000	34,789,000
Future income taxes/Deferred income taxes (Notes (c) and (d))	—	1,740,000
	40,363,000	42,103,000

Current
Accounts payable (Note (d))	10,656,000	10,904,000
Bank debt	5,107,000	5,107,000
	15,763,000	16,011,000

Financial derivative liabilities (Note (c))	—	500,000
Future site restoration	136,000	136,000
	15,899,000	16,647,000

Share capital (Note (d))	22,866,000	24,295,000
Contributed surplus	—	—
Retained earnings	1,598,000	1,161,000
	24,464,000	25,456,000

	40,363,000	42,103,000

(a) Property and Equipment and Depletion and Depreciation:

Under U.S. GAAP, the book value of petroleum and natural gas properties, net of deferred income taxes, is limited to the present value of after tax future net cash flows from proven reserves, discounted at 10 percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. Under Canadian GAAP, the ceiling test is calculated without application of a discount factor, but includes general and administrative expenses, financing, site restoration and abandonment and income taxes.

Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion, depreciation and amortization will differ in subsequent years. As at December 31, 2003 and 2002, the application of the ceiling test under both Canadian and U.S. GAAP did not result in a write-down of capitalized costs.

(b) Asset Retirement Obligations:

Effective January 1, 2003, the Company adopted the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations”.    The liability for future retirement obligations is to be recorded in the financial statements at the time the liability is incurred. The asset retirement obligation is initially recorded at the estimated fair value as a long-term liability with a corresponding increase to petroleum and natural gas properties.  The depreciation of petroleum and natural gas properties is allocated to expense on the unit-of-production basis. The adoption of SFAS 143 allows for the cumulative effect of the change in accounting policy to be recorded as a transitional adjustment to net income with no restatement of prior period comparatives. The new standard requires the recognition of the liability associated with the future site reclamation costs of the long-lived assets.

Prior to the adoption of SFAS 143, the Company previously estimated costs of abandonment, removal, site reclamation and other similar activities in the total costs that are subject to depreciation, depletion and amortization. The accumulated amortization of these costs was represented as a liability on the balance sheet, net of actual costs, as accumulated site restoration. As a result of the application of SFAS 143, the Company has recorded a decrease to net income of $249,000 ($148,000 net of deferred income taxes) representing the cumulative effect on periods prior to January 1, 2003 of adopting SFAS 143. Additionally, the Company experienced an increase to its asset retirement obligations of $3,000,000, an increase to property and equipment of $3,000,000, a deferred income tax liability of $5,000 and an increase in accumulated depreciation, depletion and amortization of $255,000.

Depreciation, depletion, amortization and accretion costs for U.S. GAAP include depletion of the capitalized asset retirement costs in the amount of $684,000 and accretion of the asset retirement obligation in the amount of $490,000 for the year ended December 31, 2003. For Canadian GAAP the amortization of site restoration included in depletion, depreciation and amortization expense for the year ended December 31, 2003 was $842,000. The difference between Canadian and U.S. GAAP results in a $332,000 ($197,000 net of deferred income taxes) reduction in depletion, depreciation, amortization and accretion for U.S. GAAP.

Implementation of this accounting standard did not affect the Company’s cash flow or liquidity.

Following is a reconciliation of the asset retirement obligation from January 1, 2003 to December 31, 2003:

(000’s) Asset retirement obligation	2003
$
Accumulated site restoration as of January 1, 2003	136
Cumulative effect of change in accounting principle to asset retirement obligation as of January 1, 2003	3,019
Increase in retirement obligations	3,626
Retirement obligations settled	(348)
Accretion expense	490
Asset retirement obligation as of December 31, 2003	6,923

(c) Derivative Financial Instruments:

Under Canadian GAAP, unrealized gains and losses of derivative instruments are not recorded on the consolidated balance sheet or in current earnings. Realized gains and losses of these derivatives are recognized in earnings when settled. For Canadian purposes, the Company formally documented and designated all hedging relationships at inception of the hedging relationship receive hedge accounting treatment. Under U.S. GAAP, derivatives and embedded derivatives instruments are recorded on the consolidated balance sheet at fair value with changes in fair value recognized in the current period earnings unless specific hedge accounting criteria are met. Hedge accounting treatment allows the effective portion of unrealized gains and losses associated with qualifying cash flow hedges to be deferred in other comprehensive and reclassified to earnings in the same period as the hedged item is recognized into earnings. The Company must formally document, designate, and assess the effectiveness of derivative instruments at inception of the hedging relationship to receive hedge accounting treatment. Any ineffectiveness is recognized in current earnings.

The hedging documentation requirement under Canadian GAAP differs in certain respects from those required under U.S. GAAP. Accordingly, certain derivatives accounted for as hedges under Canadian GAAP may not qualify for hedge accounting treatment under U.S. GAAP. The Company’s hedging documentation does not meet all of the U.S. GAAP requirements for hedge accounting. As a result, all derivatives including those that qualify for hedge accounting under Canadian GAAP are recorded at fair value with the changes in fair value recognize in current earnings for U.S. GAAP purposes. As a result of applying U.S. GAAP, the Company recorded a liability of $487,000 in 2003 (2002 - $500,000) and gain on derivative of $13,000 before tax and $8,000 net of deferred income taxes (2002 - $500,000 loss before tax; $294,000 loss net of deferred income taxes).

(d) Flow-Through Shares:

Under Canadian GAAP, shares are recorded at their face value when issued.  When the entity acquires assets the carrying value may exceed the tax basis as a result of the enterprise renouncing the deductions to the investors. The tax effect of the temporary difference is recorded as a cost of issuing the shares.

Under U.S. GAAP, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

As a result of applying the U.S. guidance in 2003, the Company recorded a $2,509,000 increase in share capital (2002 - $1,429,000), a liability of $1,239,000 (2002 - $248,000), 1,536,000 for deferred income tax expense (2002 - $143,000) and a reduction to deferred income tax liability for $2,207,000 (2002 - $1,534,000).

(e) Stock-Based Compensation:

Prior to January 1, 2003, the Company used the intrinsic value method of accounting for stock option under both Canadian and U.S. GAAP. Effective January 1, 2003, the Company adopted SFAS No. 123, “Accounting for stock-based compensation” under the prospective transition methodology described in SFAS No. 148 and expensed the fair value of stock options granted after December 31, 2002 under Canadian GAAP. Accordingly, there is no difference between Canadian and U.S. GAAP in relation to accounting for stock-based compensation.

(f) Other Comprehensive Income:

Comprehensive income is recognized and measured under U.S. GAAP pursuant to SFAS No. 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of two components, net income and other comprehensive income (“OCI”). OCI refers to amounts that are recorded as an element of shareholders’ equity but are excluded from net income because these transactions or events were attributed to changes from non-owner sources.  Comprehensive income is equivalent to net earnings in 2003 and 2002.

(g) Cash Flow Statement:

The Company denotes cash flows from operating activities before changes in non-cash working capital on the consolidated statement of cash flows as a separate line. This line item would not be presented under U.S. GAAP.  There are no other differences in relation to presentation of the cash flow statement between and Canadian and U.S. GAAP.